UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 002-023311

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K/A is being filed by Ascentage Pharma Group International (the “Company”) to amend the Form 6-K filed with the Commission on March 25, 2025, as the Hong Kong Stock Exchange Voluntary Announcement entitled “ASCENTAGE PHARMA TO PRESENT FIVE PRECLINICAL STUDIES FROM INNOVATIVE PIPELINE AT AMERICAN ASSOCIATION OF CANCER RESEARCH (AACR) ANNUAL MEETING 2025” was inadvertently not attached to the Form 6-K. We have corrected the 6-K by attaching the Hong Kong Stock Exchange Voluntary Announcement. Other than this correction, there are no other changes or amendments to the Form 6-K as originally filed.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated March 25, 2025
99.2	Hong Kong Stock Exchange Voluntary Announcement dated March 26, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: March 26, 2025	/s/ Dajun Yang
Name: Dajun Yang
Title: Chief Executive Officer

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